Management Report

GroGuru Inc
For the period ended December 31, 2019



Prepared by

LohmanDehner

Prepared on

May 22, 2020

Table of Contents

Notes to the Financial Statements

1. Preliminary, Unaudited, Non-GAAP
2. The financials are not prepared under US GAAP, particularly related to the following areas:
   a. The SAFE agreements have not been assessed for potential derivative liabilities.

Profit and Loss

January - December 2019

	Total
INCOME	
40000 Service Revenue	50,244.61
40500 Hardware Revenue	623,690.00
41000 Professional Services	13,599.42
42000 Refunds	(425.00)
43000 Discounts	(12,996.24)
Total Income	**674,112.79**
COST OF GOODS SOLD	
50000 Cost of Goods Sold	
50100 Hardware	293,066.85
50300 Software	83,299.32
50500 Telco	33,180.63
50900 Labor	61,481.95
Total 50000 Cost of Goods Sold	**471,028.75**
Total Cost of Goods Sold	**471,028.75**
GROSS PROFIT	**203,084.04**
EXPENSES	
60000 R&D	
60020 Product Development	1,560.00
60080 Hardware	26,588.48
60100 Software	294.24
60160 Supplies & Materials	19,670.04
60200 Labor	512,697.13
60220 Consulting Fees	3,060.30
60240 Legal	113,738.19
60300 Shipping & Storage	7,099.88
60320 Travel	9,605.74
60340 Meals	1,049.82
60380 Conferences	390.15
60400 Other Expense	3.05
Total 60000 R&D	**695,757.02**
61000 Payroll	
61050 Salaries	758,167.85
61200 Stock Based Compensation	7,525.05
61250 Taxes	294,236.57
61300 Fees	2,042.48
61450 Health & Dental Insurance	106,979.62
61550 Payroll, 401K and FSA fees	2,313.20
61600 Contra-Payroll	(980,460.38)
Total 61000 Payroll	**190,804.39**
62000 Sales & Marketing	
62020 Advertising & Promotions	4,439.63

	Total
62050 Website	20.32
62100 Public Relations	66.50
62150 Business Development Consulting	10,417.90
62175 Salaries	447,681.42
62200 Travel	106,525.57
62250 Meals	19,753.12
62300 Entertainment	1,646.84
62350 Conferences	5,115.00
62400 Demos	10,509.15
Total 62000 Sales & Marketing	**606,175.45**
63000 G&A	
63050 Human Resources	8,700.50
63100 Legal	22,802.33
63150 Accounting & Finance	49,255.00
63250 Software Development Consulting	1,500.00
63300 Operations Consulting	11,633.00
63350 Insurance	29,842.43
63400 Office Expenses	8,190.23
63500 Dues & Subscriptions	13,185.08
63600 Software	59.99
63650 Supplies & Materials	11,743.42
63700 Small Tools and Equipment	11,244.36
63750 Postage & Shipping	16,950.75
63800 Rent Expense	10,000.00
63900 Repairs and Maintenance	31.88
63950 Telephone & Internet	5,553.56
64000 Bank Charges & Fees	2,108.21
64050 Meals	6,097.43
64060 Entertainment	712.11
64070 Charitable Contributions	1,250.00
64100 Travel Expenses	
64150 Air	4,138.25
64200 Car Rental	1,506.48
64250 Mileage / Gas	4,110.21
64255 Parking	3,141.70
64300 Hotel	9,786.00
64350 Other	2,727.86
Total 64100 Travel Expenses	**25,410.50**
64400 Conferences	2,696.00
64450 Trade Show	
64500 Booth Rental	3,487.78
64550 Travel	4,914.06
64600 Meals	528.79
64700 Conferences	1,577.88

	Total
Total 64450 Trade Show	**10,508.51**
64750 Taxes	2,114.29
65000 Bad Debt Expense	33,356.38
66000 Other Business Expenses	362.88
Total 63000 G&A	**285,308.84**
69000 Interest Expense	55,451.51
Total Expenses	**1,833,497.21**
NET OPERATING INCOME	**(1,630,413.17)**
OTHER INCOME	
68000 Interest Income	11.76
Total Other Income	**11.76**
OTHER EXPENSES	
64800 Depreciation	1,337.35
Total Other Expenses	**1,337.35**
NET OTHER INCOME	**(1,325.59)**
NET INCOME	**$ (1,631,738.76)**

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
10020 BofA Checking (8946)	175,609.75
10030 BofA Checking (9783)	3,724.20
10050 BofA Savings (0528)	4,436.18
Total Bank Accounts	**183,770.13**
Accounts Receivable	
11000 Accounts Receivable	352,691.10
Total Accounts Receivable	**352,691.10**
Other Current Assets	
11100 Inventory Asset	174,101.37
11110 Raw Materials	121,336.35
Total 11100 Inventory Asset	**295,437.72**
11150 Prepaid Expenses	20,014.50
Total Other Current Assets	**315,452.22**
Total Current Assets	**851,913.45**
Fixed Assets	
12000 Furniture and Equipment	9,629.00
12010 Software Development	205,562.50
12100 Accumulated Depreciation Furniture & Equipment	(1,337.35)
12110 Accumulated Amortization Software	(91,161.41)
Total Fixed Assets	**122,692.74**
TOTAL ASSETS	**$974,606.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	263,481.73
Total Accounts Payable	**263,481.73**
Credit Cards	
20150 BofA Credit Card (6973)	2,168.29
Total Credit Cards	**2,168.29**
Other Current Liabilities	
20100 Deferred Service Revenue	12,247.84
20200 Sales Tax Payable	(1,232.74)
20210 California State Board of Equalization Payable	(4,391.04)
20220 Tennessee Department of Revenue Payable	667.78
20300 Accrued Salaries & Wages	52,858.47
20310 Accrued PTO	33,898.50
20400 Payroll Liabilities	13,414.86

	Total
Total Other Current Liabilities	**107,463.67**
Total Current Liabilities	**373,113.69**
Long-Term Liabilities	
22000 SAFE Agreements	1,456,007.01
23000 Notes Payable, net of current portion	1,920,000.00
23100 Notes Payable Accrued Interest, net of current portion	55,451.51
Total Long-Term Liabilities	**3,431,458.52**
Total Liabilities	**3,804,572.21**
Equity	
30200 Common Stock	2,729.58
30250 Additional Paid-In Capital	161,037.75
30400 APIC - Employee Stock Options	35,019.62
30700 Treasury Stock	(5,084.80)
31000 Retained Earnings	(1,391,929.41)
Net Income	(1,631,738.76)
Total Equity	**(2,829,966.02)**
TOTAL LIABILITIES AND EQUITY	**$974,606.19**